SEC FILE NUMBER 001-38402 CUSIP NUMBER 609011200

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: August 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nextplay Technologies, Inc.

Full Name of Registrant

1560 Sawgrass Corporate Parkway, Suite 130

Address of Principal Executive Office (Street and Number)

Sunrise, Florida 33323

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

NextPlay Technologies, Inc. (the “Company”) has experienced delays in completing its Quarterly Report on Form 10-Q for the quarter ended August 31, 2021 (the “Form 10-Q”) within the prescribed time period, which could not be eliminated without unreasonable effort or expense. The delay is due primarily to the recent business combinations.

On July 23, 2020, the Company (then known as Monaker Group, Inc. (“Monaker”)) entered into a Share Exchange Agreement (as amended from time to time, the “Share Exchange Agreement”) with HotPlay Enterprise Limited (“HotPlay”) and the stockholders of HotPlay (the “HotPlay Stockholders”). Pursuant to the Share Exchange Agreement, Monaker exchanged shares of its common stock for 100% of the issued and outstanding capital of HotPlay, with HotPlay continuing as a wholly-owned subsidiary of Monaker. The acquisition of HotPlay and Monaker closed on June 30, 2021. After the acquisition, Monaker changed its name to “NextPlay Technologies, Inc.” The HotPlay acquisition was accounted for as a reverse acquisition with HotPlay being deemed the acquiring company for accounting purposes.

On July 21, 2021, the Company completed the acquisition of Next Bank International (formerly IFEB) (“NextBank”), pursuant to which the NextBank became a wholly-owned subsidiary of the Company.

As a result of the reverse acquisition transaction of HotPlay and the acquisition of NextBank during the second quarter of the fiscal year, it has caused the Company to need to dedicate significant resources, including its management’s attention, to the closing of these transactions, the post-closing transition activities and the preparation of unaudited interim reviewed financials for the six months ended August 31, 2021.

The registrant anticipates that it will file its complete Quarterly Report on Form 10-Q for the quarter ended August 31, 2021, on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification

William Kerby	(954)	888-9779
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 As a result of the reverse acquisition of HotPlay, the combined Company’s assets, liabilities, operations and financial condition will differ significantly from the financial condition of Monaker prior to the combination. We expect to report total revenue of $2.6 million for the six months ended August 31, 2021 compared to total revenue of $0 million for the same period in 2020. We also expect to report a net loss of $9.7 million for the six months ended August 31, 2021, compared to a net loss of $0.5 million for the same period in 2020. Total assets are expected to be $103.9 million as of August 31, 2021, compared to $11.5 million as of February 28, 2021, and total liabilities are expected to be $33.3 million as of August 31, 2021, compared to $1.4 million as of February 28, 2021.

NextPlay Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 18, 2021	By:	/s/ William Kerby
William Kerby Chief Executive Officer